Results of July 12,2001 and October 11,2001 shareholder meetings
(Unaudited)

An annual meeting of shareholders of the fund was held on July 12, 2001. At the meeting, an approval of the proposed merger of Putnam Investment Grade Municipal Trust III
(Trust
III) into Putnam Investment Grade Municipal Trust II (Trust
II). In this merger, Trust II will acquire all of the assets and liabilities of common and preferred shares of Trust III at net asset value. This was approved as follows:

Common Shares
6,940,513 votes for,405,248 votes against with 195,266 abstentions.

Preferred shares
1,157 votes for,0 votes against with 43 abstentions.
An approval for the authorization, creation and issuance of additional preferred shares of Trust II with an initial liquidation preference was approved as follows:

Preferred shares
1,163 votes for, 0 votes against with 37 abstentions.

An annual meeting of shareholders of the fund was held on October 11, 2001. At the meeting, each of the nominees for Trustees was elected, as follows:

Common Shares

	Vo t e s
                                	 Votes for
	withheld
Jameson Adkins Baxter 	15,629,512 		261,126
Chares B.Curtis 		15,626,718 		263,920
Ronad J.Jackson 		15,632,642 		257,996
PaulL.Joskow 		     15,631,084 		259,554
Elizabeth T.Kennan 		15,627,213 		263,425
Lawrence J.Lasser 		15,621,386 		269,252
John H.Mullin III 		15,627,955 		262,683
George Putnam,III 		15,618,385 		272,253
A.J.C.Smith 			15,631,680		258,958
W.Thomas Stephens 		15,626,803 		263,835
W.Nichoas Thorndike 	15,616,015 		274,623


Preferred Shares

Vo t e s
				Votes for 		withheld
John A.Hill 			1,460			0
Robert E.Patterson 		1,460 			0

All tabulations are rounded to nearest whole number.